EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

$ in thousands	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Loss per common share - basic
Net loss	$(136)	$(9,450)	$(499)	$(15,580)
Less: Capital Purchase Program "CPP" Preferred Dividends	—	288	—	288
Net Loss Available to Common Shareholders	$(136)	$(9,738)	$(499)	$(15,620)

Weighted average common shares outstanding (1)	3,695,653	165,983	3,695,597	165,852

Loss per common share	$(0.04)	$(58.67)	$(0.14)	$(95.68)

(1) Common share count for all periods presented reflects a 1-for-15 reverse stock split which was effective on October 27, 2011